EXHIBIT 99.5
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                              SINOVAC BIOTECH LTD.
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     REPORTS 2003 SALES GROWTH OF OVER 400% AND EXPECTS A FURTHER 300 - 400%
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                            REVENUE INCREASE IN 2004
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BEIJING,  July 13, 2004 - Sinovac Biotech Ltd. ("Sinovac",  "the Company") (NASD
OTC-BB: SNVBF) has recorded 2003 sales growth of more than 400% according to the Company's audited financial statements filed recently with the SEC.

In order to view Sinovac's complete latest 20F annual financial statement filing please refer to the SEC website at www.sec.gov, click on "Search for Company
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Filings",  then click on "Companies & Other Filers", then input "Sinovac" in the
"Company Name" box, and then click on the most recent filing "Form 20F". Alternatively, contact Sinovac Investor Relations at info@sinovac.com to request
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a copy of the  Sinovac  20F  financial  report  by email or  mail.  This  filing contains many details of Sinovac's financial statements and business plan, including such aspects as principal products, the market for these products, marketing strategy, R & D, and competition.

Management of Sinovac are currently projecting sales of more than US $10 million for the current year ending 31st December 2004 - an increase between three and four times the currently reported 2003 sales. Management is also awaiting the imminent final approval of its combined Hepatitis A&B vaccine by the Chinese FDA and expects to commence sales of this product within several months. It is further anticipated that the Company will start commercial sales of its flu vaccine in the fourth quarter of 2004 or first quarter of 2005. With further major increases expected in the sales of Sinovac's proprietary Hepatitis A vaccine and with the other two vaccines commencing sales in the near-term, Sinovac management is predicting further significant increases in revenues annually.

As previously announced, Sinovac's Board of Directors approved the change of the Company's year-end from the 30th April to the 31st December and as a result Sinovac reported its annual 20F filing, detailing its financial statements, early this year. In compliance with standard SEC policy, Sinovac has 180 days from the end of its fiscal year to file its audited financial statements. Thus, Sinovac's financial statements were filed with the SEC on 30th June 2004. As a designated "foreign issuer", which constitutes most very active foreign businesses publicly listed in the US, Sinovac does not report quarterly financial statements but only financial statements fully audited to US GAAP on an annual basis. Sinovac will endeavour to provide shareholders with interim sales updates during each fiscal year in its effort to maximize transparency to shareholders.

Some further financial highlights of the 20F filing include:

Cash Resources and Liquidity
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As of May 31, 2004,  the Company had  approximately  US$2,608,368  in cash and a positive working capital position of approximately US$3,153,873.

Assets
------

As at 31 December, 2003 Sinovac had approximately US $15 million in assets. Subsequent to the year-end, the company added about US $2.5 million through the acquisition of Tangshan Yian Bioengineering, and approximately US $3.7 million of the US $4.75 million financing that was completed in February of 2004. Thus, Sinovac's total asset base is currently about US $21 million.

Research & Development
----------------------

To date, Sinovac has received more than US $1 million in research funding from the Chinese state government for its inactivated SARS vaccine development program. It is expected that funding of Sinovac's SARS vaccine development program will continue to be partially supported by the Chinese government. Management of Sinovac believes that because of its low-cost advantage in China, this amount would fund significantly more R & D in China than the same research budget in the United States. The R & D figure reported in the 2003 20F filing of

US $232,785 is the net research & development expense for Sinovac. The government research funding is subtracted from the gross amount spent by Sinovac on R & D.

Sinovac is addressing the explosive growth of China's population, and its economy, by developing new vaccines to meet the nation's escalating demand for affordable medicines. The fact that China's economy is booming and will likely continue to do so for years to come, as Chinese GDP grows at a rapid pace, bodes well for the nation's adoption of new medical services and technologies. As a result of this economic strength, Chinese demographics exemplify a growing middle class that has greater disposable income, is increasingly more health conscious, and has demonstrated a desire for preventative medicines. Moreover, the same may be said for other developing economies, especially in SouthEast Asia. As such, these prospering economies can provide stable, growth markets for Sinovac's products. Sinovac is uniquely positioned to sell its proprietary vaccines to a ready market that is critically under-serviced. Sinovac's accomplished management team, technical expertise, market presence, and established alliances, give it a competitive edge regarding the development and deployment of new products within the nuances of China's rapidly evolving political and economic systems.


ABOUT SINOVAC BIOTECH LTD.
--------------------------

Sinovac    Biotech   Ltd.    specializes    in   the   research,    development,
commercialization, and sales of human vaccines for infectious illnesses such as Hepatitis A and Hepatitis B, influenza and "SARS".

Sinovac is one of the leading emerging biotechnology companies in China. Working closely with Chinese public health officials, Sinovac focuses on manufacturing and marketing human-use vaccines and related products, and currently markets its vaccine for Hepatitis A. Sinovac is the first and currently the only company in the world to have commenced human clinical trials for a vaccine to prevent SARS.



Contact: Sinovac Investor Relations at (888) 888 8312 or (604) 684-5990 or email to info@sinovac.com.
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THIS NEWS RELEASE MAY INCLUDE  FORWARD-LOOKING  STATEMENTS WITHIN THE MEANING OF
SECTION 27A OF THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE UNITED STATES SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED, WITH
RESPECT  TO  ACHIEVING  CORPORATE  OBJECTIVES,   DEVELOPING  ADDITIONAL  PROJECT
INTERESTS,   SINOVAC'S   ANALYSIS  OF   OPPORTUNITIES  IN  THE  ACQUISITION  AND
DEVELOPMENT OF VARIOUS PROJECT INTERESTS AND CERTAIN OTHER MATTERS. THESE STATEMENTS ARE MADE UNDER THE "SAFE HARBOR" PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND INVOLVE RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN.